SCHEDULE 13D
              Under the Securities Exchange Act of 1934
                          (Amendment No. 1)

                  Securities and Exchange Commission
                        Washington, D.C. 20549


                       LIFEQUEST MEDICAL, INC.
                           (Name of Issuer)
        Common                         531928109
   (Title of Class of Securities)                  (CUSIP Number)

                     Russell Cleveland, President
                 Renaissance Capital Group, Inc.
    8080 N. Central Expressway, Suite 210, LB 59, Dallas, TX 75206
                               (214) 891-8294

       (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                             August 11, 1998
       (Date of Event which Requires Filing of this Statement)

1.   Names of Reporting Person's S.S. or I.R.S. Identification No.

   a.   Renaissance Capital Growth & Income Fund III, Inc.     75-2533518
   b.   Renaissance US Growth & Income Trust PLC                  N/A


2.   Check the Appropriate Box if a Member of a Group
   (a)        XX
   (b)

3. SEC Use Only
                   -----------------------------------------------------------

4.    Source of Funds     PF

5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items

      2(d) or 2(e)    None

6.    Citizenship or Place of Organization a.    Texas
                                           b.    England

       Number of Shares Beneficially Owned by Each Reporting Person With:

7.     Sole voting Power          (a) 750,000      (b) 750,000

8.     Shared Voting Power            0


9.     Sole Dispositive Power     (a) 750,000      (b) 750,000


10.    Shared Dispositive Power       0



11.   Aggregate Amount Beneficially Owned by Each Reporting Person     0



12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares  None



13.   Percent of Class Represented by Amount in Row (11)
                     (a)10.4%        (b) 10.4%

14.   Type of Reporting Person   IV

                             SCHEDULE 13D
                     Filed Pursuant to Rule 13D-1

Item 1.    Security and Issuer

           Security: Series A Cumulative Convertible Preferred Stock,
                    $0.001 Par Value

           LifeQuest Medical, Inc.                  Company
           12961 Park Central, Suite 1300
           San Antonio, TX 78216

Item 2.    Identity and Background

               a., b., c.

           Renaissance Capital Growth &Income Fund III, Inc.Filer
           8080 N. Central Expressway, Suite 210
           Dallas, Texas 75206

           Renaissance U.S. Growth & Income Trust, PLC     Filer
           8080 N. Central Expressway, Suite 210
           Dallas, Texas 75206

           Renaissance Capital Group, Inc.         Investment Advisor to the
           8080 N. Central Expressway, Suite 210          Filers
           Dallas, Texas 75206

   Renaissance Capital Growth & Income Fund III, Inc. is a Texas corporation, organized as a business development company under the Investment Company Act of 1940 and is traded on the NASDAQ.

   Renaissance U.S. Growth & Income Trust, PLC is a public limited company organized under the laws of England and Wales and traded on the London Stock Exchange.

   The officers of Renaissance Capital Group, Inc. are:

                 Russell Cleveland, President
                 Barbe Butschek, Senior Vice President, Secretary and Treasurer Robert C. Pearson, Senior Vice President
                 John A. Schmit, Vice President

   Renaissance Capital Group, Inc. a Texas corporation, is the Investment Advisor and is responsible for the administration and investment of the Filer's investment portfolio.

   d.   None
   e.   None
   f.   Texas

Item 3.   Source and Amount of Funds or Other Consideration

          The Filer's source of funds for this transaction came exclusively from the Filer's investment capital. No borrowed funds were used in the transaction. The securities were acquired directly from the Company in a private placement.

Item 4.   Purpose of Transaction

          The purpose of the acquisition of these securities for Renaissance Capital Growth & Income Fund III, Inc. was as an investment in accordance with its election as a Business Development Company under the Investment Act of 1940.

          The purpose of the acquisition of these securities for Renaissance U.S. Growth & Income Trust, PLC was as an investment in accordance with its investment strategy of investing in smaller United States public companies.

Item 5.   Interest in Securities of the Issuer

   a. On August 11, 1998, the Filers each purchased 500 shares of the Com-pany's Series A Cumulative Convertible Preferred Stock, $.001 Par Value ("Series A Preferred Stock"), for $500,000. Each share of Preferred Stock is initially convertible into 500 shares of the Company's Common Stock. The total number of shares beneficially owned or exercisable or convertible into shares within 60 days by both Filers combined is 1,500,000 shares, which represents 20.80% of the Company's outstand-ing stock. These shares represent all of the Filers' ownership.

   b.   All the shares mentioned in (a) above.

   c.   None.

   d.   N/A

   e.   N/A

Item 6. Contracts, Arrangements, or Understandings with Respect to Secur-ities of the Issuer

            The Filers have the right to name up to two members to the board of directors of the Company.

Item 7.    Persons Retained, Employed or to be Compensated

                   Not Applicable

Item 8.    Material to be Filed as Exhibits

                   Not Applicable



   After reasonable inquiry and to the best of my knowledge and belief, I cert-ify that the information set forth in this statement is true, complete and correct.


Date: August  24, 1998   RENAISSANCE CAPITAL GROWTH & INCOME FUND III, Inc.
                         By Renaissance Capital Group, Inc., Investment Advisor


                         By:          /s/ Russell Cleveland
                           -----------------------------------------------
                                  Russell Cleveland, President


                         RENAISSANCE S GROWTH & INCOME TRUST, PLC
                         By  Renaissance Capital Group, Inc., Investment Advisor



                         By:            /s/ Russell Cleveland
                          -----------------------------------------------
                                     Russell Cleveland, President